SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)*

COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

216485 10 2

(CUSIP Number)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, VA 23510-2075

(757) 446-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 216485 10 2	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Communications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,224,391[1] 8 SHARED VOTING POWER 215,126,904[1] 9 SOLE DISPOSITIVE POWER 20,224,391[1] 10 SHARED DISPOSITIVE POWER 215,126,904[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,351,295[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.3%[2]
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 619,048 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (2) the exercise of 5,781,801 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC. If all of such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 91.9% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 194,254,024[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 194,254,024[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 194,254,024[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.8%[2]
14	TYPE OF REPORTING PERSON OO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 619,048 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, (2) the exercise of 5,781,801 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 3,935 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (defined infra). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 75.7% of the total outstanding Common Stock.

Introductory Note

This Amendment No. 11 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the first two sentences and inserting the following:

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to shares of Common Stock, with $0.001 par value per share (the “Common Stock”), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the “Issuer”). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on October 31, 2002, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 20, 2002, Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 21, 2003, Amendment No. 7 to Schedule 13D filed by the Reporting Persons on November 4, 2003, Amendment No. 8 to Schedule 13D filed by the Reporting Persons on November 22, 2004, Amendment No. 9 to Schedule 13D filed by the Reporting Persons on May 17, 2005 and Amendment No. 10 to Schedule 13D filed by the Reporting Persons on May 19, 2005 (the “Amended Statement” and, collectively with this Amendment No. 11, the “Statement”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by inserting the following at the end of Item 3:

On July 1, 2005, a stock dividend in the amount of 3,595,380 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such “PIK” dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

On September 12, 2005, pursuant to a Stock Purchase Agreement, a copy of which is attached to this Statement as Exhibit 11 (the “Stock Purchase Agreement”), among Landmark, Richard H. Rogel, Hugh R. Lamle, and certain of Rogel and Lamle’s respective family members and certain related persons (collectively, the “Selling Stockholders”), Landmark acquired beneficial ownership of 8,739,904 shares of Common Stock and 12,132,976 shares of Series C convertible preferred stock (“Series C Preferred Stock”) of the Issuer (such shares of Series C Preferred Stock, together with the 8,739,904 shares of Common Stock, the “Shares”). Under the terms of the Stock Purchase Agreement, the Selling Stockholders have agreed to sell to Landmark the Shares for an aggregate purchase price of $16,698,304. Messrs. Rogel and Lamle are directors of the Issuer.

Except as otherwise described above, the source of funds for the above transactions will be the working capital of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

As described in Item 3, pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed to sell to Landmark the Shares for an aggregate purchase price of $16,698,304. This negotiated purchase is the first step in a series of transactions through which Landmark intends to effect a Rule 13e-3 transaction (as defined in Rule 13e-3 under the Act) with respect to the Issuer. The Selling Stockholders will receive cash consideration of $0.80 per share in this negotiated purchase, subject to possible adjustment as described in the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed, pending and through the closing of Landmark’s acquisition of the Shares, to vote (to the extent any vote occurs, which currently is not anticipated by Landmark) all of the Common Stock and Series C Preferred Stock of the Issuer held by them in the same manner as Landmark and refrain from acquiring (or participating in the acquisition of) beneficial ownership of any additional shares of capital stock of the Issuer.

Landmark currently beneficially owns approximately 52% of the outstanding shares of Common Stock, 100.0% of the outstanding shares of Series B Preferred Stock, and none of the outstanding shares of Series C Preferred Stock of the Issuer (excluding in each case its beneficial interest in the Common Stock and Series C Preferred Stock of the Issuer as a result of the execution of the Stock Purchase Agreement). Upon consummation of the acquisition of the Shares, Landmark will beneficially own approximately 66.5% of the outstanding shares of Common Stock and approximately 95% of the outstanding shares of Series C Preferred Stock of the Issuer. Immediately following the consummation of the acquisition of the Shares, Ventures intends to exercise its option to convert all of its outstanding shares of Series B Preferred Stock of the Issuer to Common Stock. Upon the consummation of the conversion, Landmark’s beneficial ownership of the Common Stock will increase from approximately 66.5% to approximately 91.7%, and, accordingly, Landmark will beneficially own more than 90% of each class of outstanding stock of the Issuer.

Immediately following the consummation of the acquisition of the Shares and conversion of all of Ventures shares of Series B Preferred Stock of the Issuer to Common Stock, and subject to the Reporting Persons’ obligations under Rule 13e-3, the Reporting Persons intend to consummate a short-form merger pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”) whereby a newly-formed wholly owned, indirect subsidiary of Landmark holding all of the shares of Issuer stock beneficially owned by Landmark will be merged with and into the Issuer, with the Issuer being the surviving corporation in such merger. Under Section 253 of the DGCL, the short-form merger may be effected without any vote of the board of directors or stockholders of the Issuer because the merging subsidiary will own more than 90% of each class of outstanding stock of the Issuer. Under the terms of the merger, each outstanding share of Common Stock and each outstanding share of Series C Preferred Stock of the Issuer (other than those shares beneficially owned by Landmark and any shares owned by stockholders who properly exercise their statutory appraisal rights under the DGCL) will be converted into the right to receive $0.80 in cash, without interest. Following the merger, Landmark will beneficially own the same number of shares of Common Stock and Series C Preferred Stock of the Issuer, as the surviving corporation, as before the merger.

The closing of the acquisition of the Shares is subject to customary closing conditions, including the Reporting Persons’ filing of a Schedule 13E-3 with respect to the Rule 13e-3 transaction involving the Issuer (which the Reporting Persons intend to file as soon as practicable), the resolution of all SEC comments with respect to such Schedule 13E-3, and the dissemination of the Schedule 13E-3 to the Issuer’s stockholders pursuant to Rule 13e-3 under the Act. After the consummation of the acquisition of the Shares and the completion of the short-form merger, the Reporting Persons intend, and the purpose of the acquisition of the Shares and the short form merger is, to cause the Issuer to file a Form 15 to deregister the Common Stock under the Act and cease to be a publicly traded reporting company.

As previously reported, the Reporting Persons have the right to designate and elect a majority of the Issuer’s board of directors.

Item 5. Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) Landmark may be deemed to have beneficial ownership over 235,351,295 shares of Common Stock through (i) its ownership of 20,220,456 shares of Common Stock, (ii) its shared voting power and shared dispositive power over the Shares pursuant to the Stock Purchase Agreement, (iii) its ownership of the Warrant (defined below), and (iv) its ownership of and control over Ventures, which owns 183,364,388 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock of the Issuer.

If (i) Landmark exercised its right to acquire 3,935 shares of Common Stock pursuant to the Warrant, (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 183,364,388 shares of Common Stock, and (iii) Landmark were to cause the conversion of the shares of Series C Preferred Stock beneficially owned by Landmark as a result of the execution of the Stock Purchase Agreement into 12,132,976 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 94.3% and 77.8%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion to Common Stock of 619,048 shares of currently outstanding and Series C Preferred Stock not beneficially owned by the Reporting Persons, (2) the exercise of 5,781,801 currently outstanding and exercisable options to purchase Common Stock not beneficially owned by the Reporting Persons, and (3) in the case of Ventures’ ownership percentage, the exercise by Landmark of its right to acquire 3,935 shares of Common Stock pursuant to the Warrant. If such reserved shares of Common Stock were issued in full, Landmark and Ventures would beneficially own 91.9% and 75.7%, respectively, of the total outstanding Common Stock.

Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, do any of their directors or executive officers beneficially own, any shares of Common Stock.

Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

(b) Landmark owns 20,220,456 shares of Common Stock, and Landmark also owns a warrant (the “Warrant”) which entitles it to purchase 3,935 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Also as described in Items 3 and 4 and as a result of the execution of the Stock Purchase Agreement, Landmark may be deemed to share voting power and have shared dispositive power over the Shares. Ventures owns 183,364,388 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following paragraph after the eighth paragraph of Item 6:

Also as described in Items 3 and 4, Landmark acquired beneficial ownership of the Shares pursuant to the Stock Purchase Agreement, under which the Selling Stockholders have agreed to sell to Landmark the Shares for an aggregate purchase price of $16,698,304. Pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed, pending the closing of Landmark’s acquisition of the Shares, to vote (to the extent any vote occurs, which currently is not anticipated by Landmark) all of the Common Stock and Series C Preferred Stock held by them in the same manner as Landmark and refrain from acquiring (or participating in the acquisition of) beneficial ownership of any additional shares of capital stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end of Item 7:

11.	Stock Purchase Agreement, dated as of September 12, 2005, by and among Landmark and the Selling Stockholders.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Executive Vice President and General Counsel

Dated: September 12, 2005	LANDMARK VENTURES VII, LLC

	By:	/s/ Emily T. Neilson
	Name:	Emily T. Neilson
	Title:	Vice President, Treasurer, Secretary